Exhibit 99.2

Copyright © 2025 BetaNXT, Inc. or its affiliates. All Rights Reserved styleIPC Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. (NY City Time) on January 24, 2025) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of D-Market Electronic Services & Trading registered in the name of the undersigned on the books of the Depositary as of the close of business January 3, 2025 at the Extraordinary General Meeting of D-Market Electronic Services & Trading to be held on January 31, 2025 in Istanbul. NOTES: 1. Please direct the Depositary how it is to vote by placing X in the appropriate box opposite the resolution. D-Market Electronic Services & Trading PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE D-Market Electronic Services & Trading Extraordinary General Meeting of Shareholders For Shareholders of record as of January 3, 2025 Friday, January 31, 2025 3:00 PM, Local Time P.O. BOX 8016, CARY, NC 27512-9903 Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage-paid envelope provided YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 p.m. (NY City Time) on January 24, 2025. Have your ballot ready and please use one of the methods below for easy voting: Your vote matters! Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

D-Market Electronic Services & Trading Extraordinary General Meeting of Shareholders Please make your marks like this: PROPOSAL YOUR VOTE FOR AGAINST 1. Opening of the meeting and election of the General Assembly Meeting Chairmanship #P1# #P1# 2. Authorization of the Meeting Chairman to sign the minutes of the meeting, #P2# #P2# 3. Election of the members of the Board of Directors and determination of their terms of office, #P3# #P3# 4. Submitting the amendment of Article 6 titled “Capital”, Article 8 titled “Capital Increase and Decrease”, Article 23 titled “Voting Right and Appointment of Proxy”, Article 26 titled “Amendment of Articles of Association” and Article 38 titled “Compliance with Corporate Governance Principles” of the Articles of Association of our Company; and the removal of Article 7 titled “Transfer of Shares” and Article 7/A titled “Partial or Full Termination of Share Classes and Privileged Votes", Article titled “Provisional Article 1” and Article titled “Provisional Article 2” from the Company's Articles of Association to the approval of the General Assembly in accordance with the attached draft amendment text, #P4# #P4# 5. Recommendation and closing. Non-Votable Proposal_Page - VIFL Authorized Signatures - Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title if applicable) Date Signature (if held jointly) Date